EXHIBIT 99.35

CONSENT OF TIAOZITO V. CARDOSO
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Equinox Gold Corp.

/s/ Tiaozito V. Cardoso
By: Tiaozito V. Cardoso, MBA, FAusIMM

Dated: March 24, 2022

Doc#: US1:13640263v1